

November 26, 2013

Via E-mail
Mr. William J. Keneally
Chief Financial Officer
CTPartners Executive Search Inc.
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re:** **CTPartners Executive Search Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 1-34993**
>
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 1-34493**

Dear Mr. Keneally:

We have read your supplemental response letter dated November 25, 2013, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 4. Accounts Receivable, page 12

1.   We note your disclosure in Form 10-K for the year ended December 31, 2012 as it relates to your accounting policy for accounts receivable. Please revise your disclosure in future filings to include an accounts receivable aging schedule and to further clarify whether you establish specific or general reserves, or both, as well as how the reserves are calculated. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant